SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Invivo Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

461 858 102
(CUSIP Number of Class of Securities)

John F. Glenn
Vice President, Finance
Invivo Corporation
4900 Hopyard Road, #210
Pleasanton, California 94588
(925) 468-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$9,750,000 (1)	$897(2)

(1)	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 650,000 shares of common stock at the purchase price of $15.00 per share.

(2)	Previously paid in connection with the initial filing of this Schedule TO on January 13, 2003.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO
Item 12. Exhibits.
SIGNATURE
Press Release

AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO is filed by Invivo Corporation, a Delaware corporation (“Invivo”), in connection with its offer to purchase 650,000 shares of its common stock, par value $0.01 per share, at a price per share of $15.00, net to the seller in cash, without interest. Invivo’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2003 and in the related Letter of Transmittal, which together, as amended or supplemented, constituted the offer. This Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed by Invivo on January 13, 2003. Such Schedule TO and this Amendment are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated January 13, 2003. (1)

(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)

(a)(1)(D)	Letter to Stockholders dated January 13, 2003. (1)

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003. (1)

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003. (1)

(a)(2)-(4)	Not applicable.

(a)(5)(A)	Press release, dated January 7, 2003, issued by Invivo Corporation. (2)

(a)(5)(B)	Press release, dated February 12, 2003, issued by Invivo Corporation.

(b)	Not applicable.

(d)(A)	Sensor Control Corporation 1986 Incentive Stock Option Plan and 1986 Non-statutory Stock Option Plan, as amended. (3)

(d)(B)	SafetyTek 1994 Stock Option Plan, as amended. (4)

(d)(C)	Stock Option Agreement with Walden Management Corporation Pension Fund for the Benefit of George S. Sarlo. (5)

(d)(D)	Amended and Restated Employment Agreement for James B. Hawkins. (6)

(d)(E)	Amended and Restated Employment Agreement for John F. Glenn. (7)

(d)(F)	Amended and Restated Employment Agreement for Stuart Baumgarten. (8)

(d)(G)	Amended and Restated Employment Agreement for Brent Johnson. (9)

(g)	Not applicable.

(h)	Not applicable.

(1)  Previously filed with Invivo’s Schedule TO filed with the Securities and Exchange Commission on January 13, 2003.

(2)  Previously filed with Invivo’s Schedule TO filed with the Securities and Exchange Commission on January 7, 2003.

(3)  Previously filed as Exhibit 10.1 to Invivo’s registration statement on Form S-1 (File. No. 33-44623) filed with the Securities and Exchange Commission on December 20, 1991.

(4)  Previously filed as Exhibit 4.1 to Invivo’s registration statement on Form S-8 (File No. 33-91450) filed with the Securities and Exchange Commission on June 28, 2002.

(5)  Previously filed as Exhibit 10.14 to Invivo’s registration statement on Form S-2 (File No. 33-72071) filed with the Securities and Exchange Commission on February 10, 1999.

(6)  Previously filed as Exhibit 10.22 to Invivo’s annual report on Form 10-K (File No. 0-15963) filed with the Securities and Exchange Commission on September 30, 2002 (the “Form 10-K”).

(7)  Previously filed as Exhibit 10.23 to the Form 10-K.

(8)  Previously filed as Exhibit 10.24 to the Form 10-K.

(9)  Previously filed as Exhibit 10.25 to Invivo’s quarterly report on Form 10-Q (File No. 0-15963) filed with the Securities and Exchange Commission on November 14, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVIVO CORPORATION

By:	/s/ John F. Glenn

Name:	John F. Glenn
Title:	Vice President of Finance
and Chief Financial Officer

Date: February 12, 2003